Changes in Non-Fundamental Investment Policies:

Corporate Income:
Non-U.S. Dollar Denominated Securities. Effective April 12, 2010, Corporate Income may invest up to 25% of its total assets (measured at the time of investment) in non-U.S. dollar denominated securities. This replaced Corporate Income's prior maximum limit with respect to investment in debt instruments denominated in foreign currencies, which was 5% of total assets.

As a general matter providing additional flexibility to invest in non-U.S. dollar denominated securities could potentially increase a Fund's exposures to foreign investment risk and/or foreign currency risk. See "2. Principal Risks" above for additional discussion of foreign investment risk, foreign currency risk and other relevant risks.

Effective March 1, 2010, Corporate Income adopted amended and restated by-laws ("By-laws") that incorporate substantially revised and updated ratings criteria (the "New Fitch Criteria") issued by Fitch, Inc. ("Fitch") applicable to the Fund's outstanding auction rate preferred shares ("Preferred Shares"). The New Fitch Criteria include two separate Preferred Shares asset coverage tests which differ from the single test previously applicable to Fitch's ratings. Other key components of the New Fitch Criteria as cited by Fitch include, among others, updated asset discount factors, changes to issuer and industry concentration thresholds and guidelines, and inclusion of certain leverage and derivatives when calculating the Fitch asset coverage tests. The New Fitch Criteria are available on the Fitch website (www.fitchratings.com) and are incorporated by reference into Corporate Income's By-laws. Furthermore, as announced in a press release dated March 12, 2010, Fitch has reaffirmed the 'AAA' rating it assigned to Corporate Income's Preferred Shares.